EXHIBIT H
                                                  SEC File No. 70-7862


                    CAPITALIZATION AND CAPITALIZATION RATIOS
                    ----------------------------------------

                                 (IN THOUSANDS)





The actual and pro forma capitalization of GPU, Inc. at March 31, 1998 is as follows:



                                    Actual            Pro Forma (3)
                             -----------------    --------------------
                                 Amount     %         Amount       %
                             ----------   -----   ----------    -----
Long-term debt(1)            $4 475 332    50.9   $4 475 332    50.9
Notes payable                   299 618     3.4      299 618     3.4
Preferred stock (2)             170 478     1.9      170 478     1.9
Subsidiary-obligated
 mandatorily redeemable
 preferred securities           330 000     3.8      330 000     3.8
Common equity                 3 519 270    40.0    3 516 939    40.0
                              ---------   -----    ---------   -----
                             $8 794 698   100.0   $8 792 367   100.0
                              =========   =====    =========   =====





(1) Includes securities due within one year of $411 140.
(2) Includes securities due within one year of $12 500.
(3) The pro forma adjustments are discussed in the actual and pro forma financial statements filed as exhibits to this application. The pro forma capitalization excludes approximately $742 million of GPU's proportionate share of non-recourse debt used to finance the acquisition of exempt wholesale generators and foreign utility companies, as defined under the Public Utility Holding Company Act of 1935, which debt is not consolidated for financial reporting purposes. After giving effect to the non-recourse debt, the pro forayable 3.1%; Preferred stock 1.8%; Subsidiary-obligated mandatorily redeemable preferred securities 3.5%; and Common equity 36.9%.